Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2013
Net Earnings from Continuing Operations	$1,794
Add (deduct):
Taxes on earnings from continuing operations	(10)
Capitalized interest cost, net of amortization	(3)
Noncontrolling interests	9

Earnings from Continuing Operations, as adjusted	1,790

Fixed Charges:
Interest on long-term and short-term debt	121
Capitalized interest cost	6
Rental expense representative of an interest factor	44

Total Fixed Charges	171

Total adjusted earnings from continuing operations available for payment of fixed charges	$1,961

Ratio of earnings from continuing operations to fixed charges	11.5

NOTE:  For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.